PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN MORE THAN DOUBLES SIZE OF ESAASE GOLD PROJECT
REGIONAL PROPERTY WITH ADDITION OF SKYGOLD CONCESSION

Vancouver, British Columbia, August 3, 2011 - Keegan Resources Inc. ("Keegan") is pleased to announce that it has entered into an option agreement (the “Agreement”) with Sky Gold Mines Limited ("SGM") to acquire 100% interest in a four-part concession (hereinafter described as the "Sky Gold Concession”) within the Asankrangwa gold belt, where its flagship Esaase Deposit occurs. The cumulative land position of the Sky Gold Concession is over 118 sq km, which, when added to the existing property, brings Keegan's total land position to more than 216 sq. km. The Agreement requires Keegan to make cash payments of US$400K and to issue 50,000 KGN shares on or before the third anniversary of signing. Of these amounts US$140,000 has been paid; the remaining cash and share payments are optional. SGM retains a 2%NSR, which Keegan has a first right of refusal to purchase.

The Property includes two parcels that adjoin Keegan's existing property and two larger parcels to the northwest of the existing property. Based on Keegan's structural interpretation of the Asankrangwa belt, the properties to the northwest underlie potentially mineralized, parallel northeast trending structures. Keegan intends to initiate surface geochemical sampling programs on all four properties, followed by airborne geophysical and drill programs upon receipt of positive results. A map showing the location of the new properties relative to Keegan's existing property position, the Esaase deposit, and structural interpretation can be seen at www.keeganresources.com.

President and CEO Maurice Tagami states "the acquisition of the Skygold Concessions gives Keegan the potential to add additional value through exploration at Essase and in the region. While the main focus of Keegan remains on moving the Esaase Project rapidly along the path of development, we believe that our successful exploration team will continue to contribute to our overall valuation through additional gold discoveries. The Sky Gold Concession provides us with a new opportunity and potential to add to the resources in the Esaase region".

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project (3.23 million ounces gold indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN
RESOURCES INC.

ON THE ROAD TO PRODUCTION

Esaase Project: Skygold Acquisition August, 2011

N
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To Kumasi
To Bibiani
ESAASE DEPOSIT
LEGEND
NEW SKYGOLD CONCESSIONS
EXISTING ESAASE CONCESSIONS
ESAASE RESOURCE
Regional Structures (Interpreted from Watson and Griffiths, 1998)
Bibiani Highway
kilometers
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5
10

www.keeganresources.com